EXHIBIT 10 (p)

RCM TECHNOLOGIES, INC.

Compensation Arrangements for Directors

Directors who are RCM Technologies, Inc employees are not compensated for their services as directors.

Non-employee directors, except as set forth below, each receive $24,000 in annual compensation for service on the Board, payable in equal monthly installments in cash.

In addition, each non-employee director receives $750 payable in cash for each in-person meeting of the full Board attended by that director, and $300 for each meeting of a committee (in excess of four meetings per year of that committee), whether in-person or telephonic, attended by that director.

Norman S. Berson, one of the non-employee directors, is of counsel to a law firm that from time to time performs services for the Company. Fees paid by the Company to this law firm are not significant or material. Nevertheless, Mr. Berson has voluntarily declined to accept compensation for his service on the Board.